UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 8, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft

Berlin and Munich

ISIN Code DE0007236101 // GERMAN SECURITIES IDENTIFICATION NUMBER

(WERTPAPIER-KENN-NUMMER) 723 610 –

Allotment of Shares in OSRAM Licht AG in connection with the Spin-off

ISIN Code DE000LED4000 // German Securities Identification Number

(Wertpapier-Kenn-Nummer) LED 400 –

On November 28, 2012, Siemens AG as the transferring company and OSRAM Licht AG as the transferee company entered into a spin-off and transfer agreement (Abspaltungs-und Übernahmevertrag). Pursuant to that agreement, Siemens AG shall transfer all shares in OSRAM Beteiligungen GmbH, which in turn holds as its sole asset 80.5% of the shares in OSRAM GmbH (the remaining 19.5% of the shares in OSRAM GmbH being held by OSRAM Licht AG), by way of a spin-off for assumption pursuant to Section 123(2) no. 1 of the German Transformation Act to OSRAM Licht AG. As consideration, OSRAM Licht AG will grant to the shareholders of Siemens AG, free of charge, new Shares in OSRAM Licht AG. An allotment ratio of 10:1 has been stipulated in the spin-off and transfer agreement, i.e., for every ten (10) shares of Siemens AG one (1) Share of OSRAM Licht AG will be issued.

The shareholders’ meetings of Siemens AG and OSRAM Licht AG approved the spin-off and transfer agreement of November 28, 2012 on January 23, 2013 and on January 21, 2013, respectively. The Spin-off was first registered with the commercial register of OSRAM Licht AG at the local court (Amtsgericht) of Munich and subsequently with the commercial register of Siemens AG at the local courts of Munich and Berlin-Charlottenburg, and became effective accordingly. Upon effectiveness of the Spin-off, 80.5% of the OSRAM Licht Shares are now held by the shareholders of Siemens AG, whereas 19.5% of the OSRAM Licht Shares continue to be held by Siemens AG.

For the completion of the Spin-off, OSRAM Licht AG increased its share capital by €84,274,967 from €20,414,433 to €104,689,400 through the issue of 84,274,967 no-par value registered shares each representing a notional value of the share capital of €1.00. These new Shares will be granted to the shareholders of Siemens AG. All Shares issued by OSRAM Licht AG will be entitled to dividends as from October 1, 2012.

Allotment Ratio

Upon effectiveness of the Spin-off, the shareholders of Siemens AG have also become shareholders of OSRAM Licht AG in the proportion of their shareholdings in Siemens AG. In this context, Section 10.1 of the spin-off and transfer agreement provides for an allotment ratio of 10:1. This means that each shareholder of Siemens AG receives

•	for every ten (10) no-par value registered shares of Siemens AG (ISIN DE0007236101 / German Securities Identification Number (WKN) 723 610)

•

one (1) no-par value registered Share of OSRAM Licht AG (ISIN DE000LED4000 / WKN LED 400) representing a notional amount of the share capital of €1.00 and granting dividend rights as from October 1, 2012.

Trustee

As regards the settlement of the allotment of the Shares in OSRAM Licht AG, Deutsche Bank AG acts as trustee for the shareholders of Siemens AG pursuant to Sections 125 sentence 1, 71(1) sentence 1 of the German Transformation Act.

Allotment Procedure

As all shares in Siemens AG are held in collective safe custody accounts, the shareholders of Siemens AG need not take any action – except in the event of settlement of fractional amounts, if any – in relation to the allotment of the Shares in OSRAM Licht AG. The Shares in OSRAM Licht AG will be allotted to the shareholders entitled thereto by crediting the Shares to the securities account in accordance with their holdings of shares in Siemens AG on (the evening of) July 5, 2013. The settlement of the abovedescribed measures is centralized at

Deutsche Bank AG.

No Shares of OSRAM Licht AG will be allotted to the holders of American Depositary Receipts (“ADRs”) of Siemens AG. Under the provisions of the existing deposit agreement, the Shares of OSRAM Licht AG attributable to ADRs will be realized for the benefit of the holders of the ADRs and the realization proceeds will be distributed pro rata after deduction of the costs to the holders of the ADRs.

As the right of the shareholders of OSRAM Licht AG to receive certificates for their Shares is excluded pursuant to the articles of association, the Shares of OSRAM Licht AG are represented by two permanent global certificates deposited with Clearstream Banking AG, Frankfurt am Main. The shareholders of OSRAM Licht AG hold an interest in this global holding of Shares in accordance with their proportional share as co-owners.

As a result of the allotment ratio, the shareholders of Siemens AG whose holdings of shares in Siemens AG are not divisible by ten will receive fractional rights in Shares of OSRAM Licht AG (ISIN-Code DE000LED1TR8 // German Securities Identification Number LED 1TR), which generally do not confer any shareholder rights. Any consolidation of share fractions to make up full legal rights (i.e. settlement of fractions) requires a corresponding purchase or sales order. For the purpose of settling the fractions, the shareholders of Siemens AG are requested to issue their relevant depositary bank immediately, if possible, however, no later than by July 19, 2013,

with a corresponding instruction for the rounding to full legal rights. Deutsche Bank AG as centralized settlement agent is prepared to act as an intermediary for the purchase and sale of fractional rights to the extent possible. Where no instruction for settlement of fractions is given, the fractional rights attributable to the allotted Shares in OSRAM Licht AG shall, after the end of July 19, 2013, be combined to form whole shares and disposed of by the central settlement agent via the stock exchange. The proceeds from this disposition are expected to be disbursed on August 6, 2013 to the respective shareholders in accordance with the fractional rights attributable to them. It is to be expected that, in individual cases, depositary banks, especially abroad, will not participate in the settlement of fractions or will not accept corresponding instructions.

The allotment of Shares in OSRAM Licht AG as well as the instruction for settlement of any fractional rights to Shares of OSRAM Licht AG resulting therefrom shall be effected at no cost (commissions or out-of-pocket expenses) for the shareholders, provided that the shareholders maintain a securities account in the Federal Republic of Germany.

The publication of the allocation ratio of the tax relevant values (acquisition costs) on shares of Siemens AG and OSRAM Licht AG will take place approximately two weeks following the first day of trading of OSRAM Licht AG shares. Therefore, it might be possible that, following a disposal of shares of Siemens AG and/or OSRAM Licht AG within the time from the first day of trading of the new shares of OSRAM Licht AG to final consideration of the published allocation ratio by the depositary banks, subsequent adjustments relating to tax relevant data and bookings have to be made by the depository banks. Those possible corrections result from the ex post maintenance of the allocation ratio of the relevant tax values (acquisition costs) in the settlement systems of the depositary banks.

Admission to Stock Exchange Trading and First Day of Listing

The German language listing prospectus of OSRAM Licht AG for the admission to stock exchange trading was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) on June 21, 2013. Printed versions of the prospectus relating to 104,689,400 no-par value registered Shares of OSRAM Licht AG are available free of charge from OSRAM Licht AG, Investor Relations, Marcel-Breuer-Str. 6, 80807 München (e-mail: ir@osram.com; telefax: +49 89 6213-3629) as well as from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, UBS Limited c/o. UBS Deutschland AG, Bockenheimer Landstraße 2–4, 60306 Frankfurt am Main, Commerzbank Aktiengesellschaft, Kaiserstr 16 (Kaiserplatz), 60311 Frankfurt am Main and Joh. Berenberg, Gossler & Co. KG, Neuer Jungfernstieg 20, 20354 Hamburg.

The 104,689,400 no-par value registered Shares of OSRAM Licht AG were admitted to the regulated market of the Frankfurt Stock Exchange, to the Munich Stock Exchange and, additionally, to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange on July 5, 2013.

Trading in the 104,689,400 Shares in OSRAM Licht AG is expected to commence on July 8, 2013.

With effect from July 8, 2013, the shares of Siemens AG will be listed on the regulated market of the stock exchanges in Frankfurt am Main, Munich, Berlin, Dusseldorf, Stuttgart and Hamburg “ex spin-off”. It is intended that the Siemens share will, if possible, be listed with a comparable indicator at the stock exchanges outside the Federal Republic of Germany. In any event, upon effectiveness of the Spin-off, the Siemens share no longer represents, in economic terms, a participation in the business activities that have been spun off for transfer to OSRAM Licht AG.

Munich, in July 2013	Siemens Aktiengesellschaft

The Management Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 8, 2013	By:	/s/ Mariel von Drathen
Name: Mariel von Drathen
Title: Head of Investor Relations

	By:	/s/ Andreas C. Hoffmann
Name: Dr. Andreas C. Hoffmann
Title: General Counsel Corporate & Finance